Exhibit 1
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For Immediate Release                                              25 March 2008


                              WPP GROUP PLC ("WPP")

       Research International acquires majority stake in Zdology in China


WPP announces that its wholly-owned operating company, Research International, the global custom market research network, has agreed to acquire, subject to regulatory approvals, a majority stake in Zdology, a leading shopper research specialist in China.

Founded in 2004 in Guangzhou, the consultancy's clients include Anheuser-Busch, Herborist Cosmetics, Johnson & Johnson, Kraft, Motorola, Pfizer and Wrigley China.

Zdology's unaudited revenues for the year ended 31 December 2007 were RMB 6.2million, with gross assets at the same date of RMB 5.6million.

This investment continues WPP's strategy of developing its networks in fast-growing markets and sectors. Greater China - a region WPP has been committed to for over 20 years - remains one of the fastest growth markets for WPP, generating revenues of over $600 million, almost one-quarter of the company's Asian revenues. The Group currently employs 9,000 people across Greater China, underlining its strong leadership position in the region - as in Asia overall - across all communications services.

Contact:
Feona McEwan, WPP                                         T. +44 (0)20 7408 2204
www.wpp.com


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